

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 3, 2009

<u>Via U.S. Mail</u>

Mr. B.B. Tuley, Principal Financial Officer
Extensions, Inc.
770 South Post Oak Lane, Suite 330
Houston, TX 77056

> **RE:** **Extensions, Inc.**
> **Form 10-K/A for the fiscal year ended December 31, 2008**
> **Filed May 21, 2009**
> **Form 10-Q/A for the quarter ended March 31, 2009**
>
> **File No. 0-26493**

Dear Mr. Tuley:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A No. 1 for the Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page F-26

1. Please request Gruber & Company, LLC to provide you with a report that includes the audit of the entire consolidated statements of cash flows. In this regard, we note their reference to cash flows from operations in the introductory paragraph and in the opinion paragraph. Refer to AU Section 508 for guidance. Further, please ensure that the auditor's report you include in your fiscal year 2008 Form 10-K has the appropriate date. In this regard, we note that the

auditors' report included within your PDF version is as of March 2009 rather than April 14, 2009. Please amend your fiscal year 2008 Form 10-K to provide the appropriate report from your independent registered public accounting firm. In the amended Form 10-K, please include an explanation for filing the amended Form 10-K.

Item 9A. Controls and Procedures, page 41

Evaluation of Disclosure Controls and Procedures, page 41

2. We note your disclosure that you evaluated your disclosure controls and procedures as of December 31, 2007 rather than as of December 31, 2008 for your fiscal year 2008 Form 10-K. Please amend your fiscal year 2008 Form 10-K to revise your disclosure to state the chief executive officer and the chief financial officer's conclusion regarding the effectiveness of your disclosure controls and procedures at the reasonable assurance level as of December 31, 2008. Please also amend your first quarter of fiscal year 2009 Form 10-Q to revise your disclosure to state the conclusion regarding the effectiveness of your disclosure controls and procedures as of March 31, 2009. Refer to Item 307 of Regulation S-K for guidance.

Management's Report on Internal Control over Financial Reporting, page 41

3. We note your disclosure that you conducted your assessment of the effectiveness of your internal control over financial reporting as of December 31, 2007 rather than December 31, 2008. If you also conducted an evaluation of your internal control over financial reporting as of December 31, 2008, please amend your fiscal year 2008 Form 10-K to disclose this fact and to state your conclusion as to the effectiveness of your internal control over financial reporting as of December 31, 2008. If you did not conduct an evaluation of your internal control over financial reporting as of December 31, 2008, we ask that you complete your evaluation and amend your filing to provide the required management's report on internal control over financial reporting as of December 31, 2008. Refer to Item 308(a)(3) of Regulation S-K for guidance. In addition, please consider whether management's failure to provide the disclosure required by Item 308(a)(3) of Regulation S-K impacts the conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year 2008 and as of the end of the first quarter of fiscal year 2009 and revise your disclosure as appropriate.

Changes in Internal Control over Financial Reporting, page 43

4. We note your disclosure that "[e]xcept as noted above, there were no changes in [y]our internal control over financial reporting, as defined in Rules 13a-15(f) and

15d-15(f) under the Exchange Act, during [y]ou most recently completed fiscal year that materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting." Please revise this disclosure in your amendment to your fiscal year 2008 Form 10-K to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please also note that the disclosure should be for the most recently completed quarter presented in the periodic report. Finally, please also include this revised disclosure in the amendment to your first quarter of fiscal year 2009 Form 10-Q.

Exhibits 31

5. In the amendment to your fiscal year 2008 Form 10-K, please also revise the certifications required under section 302 of the Sarbanes-Oxley Act so that the language conforms exactly to the language in Release No. 33-8238. Specifically, please state, "The registrant's other certifying officer(s) and I are…" in the beginning of paragraphs 4 and 5 of the certifications. Refer to Item 601(B)(31) of Regulation S-K for guidance. Please note that paragraph 1 of the certifications should refer to the amended periodic report. Finally, please also address these issues in the certifications included in your first quarter of fiscal year 2009 Form 10-Q amendment.

Form 10-Q/A No. 1 for the Fiscal Quarter Ended March 31, 2009

Section 302 Management Certifications

6. Please amend your first quarter of fiscal year 2009 Form 10-Q to revise the certifications required under section 302 of the Sarbanes-Oxley Act to include the complete introductory language of paragraph 4 and the language of paragraph 4(b) regarding the design of your internal control over financial reporting per Release No. 33-8238. Refer to Item 601(b)(31) of Regulation S-K for additional guidance.

* * * *

Please respond to these comments by filing an amendment to your filing and providing any supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief